Room 4561
						 April 28, 2006

Alfred H. Racine
President and CEO
Catuity Inc.
37650 Professional Center Drive, Suite 145A
Livonia, MI 48154

Re:	Form 10-KSB for Fiscal Year Ended December 31, 2005
	Filed March 31, 2006
		Form 8-K/A Filed December 16, 2005

Dear Mr. Racine:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management`s Discussion and Analysis (MD&A)

Liquidity and Capital Resources, page 13

1. Tell us how you considered providing disclosure regarding any known operational commitments and expansions (e.g. leases, contracts, salaries etc.) for the next twelve months and how you will fund these commitments.

Consolidated Statement of Operations, page 23

2. We note your separate disclosure of "general and administrative-stock based compensation" expense. Tell us if this stock based compensation expense is only related to general and administrative activities. Stock-based compensation must be allocated to the appropriate expense category to which it relates. For example, stock compensation relating to employees whose salaries are otherwise reflected as cost of revenue must be reflected as cost of revenue and stock-based compensation issued to general and administrative personnel must be reflected as such. The amount may be shown parenthetically within the category or as a separate line item within the category.

3. We note the separate classification of amortization of intangible assets. Tell us how you considered recording amortization of intangible assets in Cost of Revenues.

Note 2:  Summary of Accounting Policies

Revenue Recognition, page 26

4. On page 11, you indicate that the Company sells hosted, Application Services Provider (ASP) based systems to retailers. You also indicate that revenues from application processing and hosting services are recognized as revenue in the month that the services are performed. Provide us the general nature and terms of hosting arrangements, the dollar amount of hosting revenues and whether the customer has the contractual right to take the possession of the software. Tell us how you considered EITF 00-3 in accounting for these arrangements.

Note 6:  Acquisition, page 32

5. We note that based on common share issuance price in a private placement, the stock issued in the Loyalty Magic Pty. Ltd. acquisition was determined to have a value of approximately $7.50 per share. We further note, however, that the Company`s common stock was trading at approximately $18.00 per share at the time of such acquisition. Pursuant to paragraph 22 of SFAS 141, the quoted market price of an equity security issued to effect a business combination generally should be used to estimate the fair value of an acquired entity. Paragraph 5 of SFAS 107 also indicates that the fair value of a financial instrument is the amount at which the instrument could be exchanged, requiring the use of a quoted market price if available.
Furthermore, pursuant to paragraph 58 of SFAS 107, the Board expressed their belief that quoted prices, even from thin markets, provide useful information because investors and creditors rely on those prices to make decisions. Tell us how you considered this guidance in valuing the shares issued in the Loyalty Magic Pty. Ltd.
acquisition.

Form 8-K/A Filed December 16, 2005

6. We note that the Company filed an amended Form 8-K to include audited financial statements for Loyalty Magic. We further note that such audit was performed in accordance with auditing standards generally accepted in Australia. Tell us how you considered the requirements of Instruction 8.A.2 to Item 8 of Form 20-F to include audited financial statements as required by Article 3-05 of Regulation S-X that were audited in accordance with US generally accepted accounting standards. Also, tell us how the auditor complied with the U.S independence standards. Further provide a reconciliation to U.S. GAAP within the notes to the financial statements.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481,
Tom Ferraro, Senior Staff Accountant at (202) 551-3225 or me at
(202)
551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
Mr. Alfred H. Racine
Catuity, Inc.
April 28, 2006
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